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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

November 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kalkidan Ezra and Jeff Long

Re:	Northern Lights Fund Trust (the “Trust” or “Registrant”) The Trust’s Registration Statement on Form N-14 on September 16, 2025 File Number 333-290296

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on November 13, 2025, November 17, 2025, and November 19, 2025, relating to the Trust’s Registration Statement on Form N-14 filed on September 16, 2025, regarding the reorganization of each of the Astor Dynamic Allocation Fund and Astor Sector Allocation Fund, each a series of Northern Lights Fund Trust (each a “Target Fund” and, collectively, the “Target Funds”), into the Beacon Dynamic Allocation Fund (the “Acquiring Fund”), a series of the Trust. A revised pre-effective amendment (“Pre-Eff. No. 2”) to the Registration Statement reflecting these changes was filed contemporaneously with this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

I.	Legal Examiner’s Comments

General

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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November 24, 2025

c.	We note that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders and refresh all tables of content prior to effectiveness.

d.	Please provide a redline showing changes made in the pre-effective amendment.

Response #1

The Registrant acknowledges the Staff’s comments above and will address or provide as requested.

Shareholder Letter

Comment #2

We note shareholder meeting date in the shareholder letter. Please supplementally confirm that the special meeting of the shareholders will still be held on December 10.

Response #2

The Registrant notes that the special meeting of shareholders is now expected to be held on December 23, 2025.

Comment #3

Please review and revise the date in the first paragraph on the second page of the shareholder letter.

Response #3

The Registrant has revised the disclosure in response to the comment.

Questions and Answers

Comment #4

We reference the question “How will management of the Acquiring Fund differ from the management of each Target Fund as a result of the Reorganization?”. Please supplementally confirm how long Beacon Capital will be advising the Acquiring Fund.

Response #4

The Registrant confirms that, pursuant to the terms of the Investment Advisory Agreement between the Acquiring Fund and Beacon Capital, Beacon Capital will be the adviser of the Acquiring Fund indefinitely, subject to annual renewal by the Board of Trustees.

Comment #5

We reference the question “Who is paying for expenses related to the Special Meeting and the Reorganization?”. Please clarify supplementally if there are any repositioning costs.

November 24, 2025

Response #5

The Registrant notes that the Adviser expects there to be minimal realization of capital gains with respect to the Target Sector Fund as a result of repositioning, but the Adviser does not expect any transaction fees.

Comment #6

Under the question “What will happen if the Plan is not approved by shareholders?”, please clarify whether the reorganization will still go forward if the new advisory agreement with Beacon with respect to the Target Funds is not approved.

Response #6

The Registrant confirms that the Reorganization is not contingent upon the approval of the New Advisory Agreement and has revised the disclosure in response to the comment. Please see the revised disclosure below:

If the proposal for the Reorganization is not approved by shareholders of a Target Fund, that Target Fund will continue operating as series of NLFT under its respective New Advisory Agreement (if approved), and the NLFT Board will consider alternatives for the Target Fund including soliciting approval of a new proposal or take such action as it deems necessary in the best interest of each Target Fund and its shareholders. Additionally, as the Target Sector Fund Reorganization is contingent upon approval of the Target Dynamic Fund Reorganization, if shareholders of the Target Dynamic Fund do not approve the Reorganization, neither Target Fund will reorganize and instead will continue as series of NLFT, even if shareholders of the Target Sector Fund were to separately approve the Reorganization. If the New Advisory Agreement is not approved but the Reorganization is approved as described above, the Reorganization will still occur, however, if neither the Reorganization nor the New Advisory Agreement is approved, the NLFT Board will consider alternatives, including possible liquidation of the Target Funds.

Combined Proxy Statement/Prospectus

Cover Page

Comment #7

Please update the list of documents incorporated by reference.

Response #7

The Registrant has updated the list of documents incorporated by reference to include the Annual Report for the Targets Funds for the fiscal year ended July 31, 2025.

PROPOSAL 1 and 2 - NLFT BOARD CONSIDERATIONS

Comment #8

Please clarify whether the NLFT Board considered any factors that weighed against approval of Proposal 1 and Proposal 2.

November 24, 2025

Response #8

The Registrant respectfully notes that the discussion in the “NLFT Board Considerations” under both Proposal 1 and Proposal 2 contains a description of the material factors considered by the Board in their approval of each Reorganization. The Registrant believes such disclosure comports with the requirements of Form N-14.

PROPOSAL 2 - SUMMARY COMPARISON OF THE FUNDS – Principal Investment Risks

Comment #9

Under the “Principal Investment Risk” section, please clarify how the Registrant determined that the risks of the Funds are the same except for how Cybersecurity Risk is treated?

Response #9

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

Principal Investment Risks. The principal risks of investing in the Acquiring Fund are discussed below. The principal risks of the Acquiring Fund and the Target Sector Fund are ~~the same, except the Acquiring Fund considers Cyber Security Risk to be an “Other Risk” rather than a Principal Investment Risk,~~similar because the principal investment strategies of the Funds are ~~substantially similar~~similar, as both Funds share core exposure to Credit Risk, Equity Risk, ETF Risk, Fixed Income Risk, High Yield or Junk Bond Risk, Management Risk, Market and Geopolitical Risk, Portfolio Turnover Risk, and Small and Medium Capitalization Company Risk, although the description of those risks may vary between the Funds. The Target Sector Fund, however, includes separate and specific Principal Investment Risks relating to Futures Risk, Large Capitalization Company Risk and Sector Risk; conversely, the Acquiring Fund lists Alternative and Specialty Assets Risk, Commodity Risk, Currency Risk, Emerging Market Risk, Foreign Investment Risk, Inverse ETF Risk, Real Estate Investment Trust (REIT) Risk and Sovereign Debt Risk as risks that are not listed for the Target Sector Fund. The principal risks for the Acquiring Fund are described below. For the principal risks associated with an investment in the Target Sector Fund, please consult Appendix E.

Part C

Comment #10

For Exhibit 14-A, consent of auditor, please file with the Registrant’s pre-effective amendment a new consent from the Target Funds’ auditor that explicitly references both the Astor Sector Allocation Fund and the Astor Dynamic Allocation.

Response #10

The Registrant confirms that a new consent from Target Funds’ auditor that specifically references both the Astor Sector Allocation Fund and the Astor Dynamic Allocation will be filed with Pre-Eff. #2.

November 24, 2025

II.	Staff Accountant’s Comments

General

Comment #1

Please update the filing to incorporate the Target Funds’ financial statements for the fiscal year ended July 31, 2025.

Response #1

The Registrant confirms that Pre-Eff. #1 has been updated to incorporate the Target Funds’ financial statements for the fiscal year ended July 31, 2025.

Comment #2

The auditors’ consent with respect to the Target Funds only references one fund. We note that it needs to address both Target Funds.

Response #2

See response to Legal Examiner Comment #10 above.

Questions and Answers

Comment #3

Under the question “Will the Reorganization affect the fees and expenses I pay as a shareholder of each Target Fund?”, please revise the disclosure to clarify the impact of Acquired Fund Fees and Expenses with respect to the Target Sector Fund as compared to the Acquiring Fund.

Response #3

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

The fees and expenses you pay as a shareholder of each Target Fund are expected to be the same after you become a shareholder of the Acquiring Fund, although in the case of the Target Sector Fund, Acquired Fund Fees and Expenses, which are fees not directly paid by the Funds, are higher for the Acquiring Fund. For each Target Fund and the Acquiring Fund, the management fee is 0.95% of such Fund’s average daily net assets. The total annual fund operating expenses (after fee waivers and expense reimbursement) for the Target Dynamic Fund, Target Sector Fund, and the Acquiring Fund) are each 1.40%, 2.15% and 1.15% per annum of such Fund’s average daily net assets for Class A shares, Class C shares, and Class I shares, respectively. Neither Target Fund nor the Acquiring Fund imposes any shareholder fees, including redemption fees. Each Target Fund and the Acquiring Fund have adopted Distribution and Shareholder Service (12b-1) Plans with respect to Class A shares and Class C shares. Class A and Class C shares for each of the Target Funds and the Acquiring Fund pay an annual fee of 0.25% and 1.00% for distribution expenses, respectively, pursuant to plans adopted under Rule 12b-1. Class I shares do not pay distribution fees.

November 24, 2025

Comment #4

Under the question “Who is paying for expenses related to the Special Meeting and the Reorganization?”, please include an estimated cost for the reorganization expenses being paid by the Adviser or an affiliate, as this constitutes a related party transaction requiring disclosure of the amount.

Response #4

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

None of the Target Funds, their shareholders or the Acquiring Fund and its shareholders will pay any expenses related to the Reorganization. Beacon Capital will bear all expenses relating to the Reorganization, including expenses related to the Special Meeting and solicitation of proxies, preparing and filing the registration statement that includes this Proxy Statement/Prospectus, and the cost of copying, printing, and mailing proxy materials. Beacon Capital will not seek reimbursement from any of the Funds for the expenses paid relating to the Reorganization. The Reorganization is expected to cost approximately $153,000.

Combined Proxy Statement/Prospectus

PROPOSAL 1 and 2 - SUMMARY COMPARISON OF THE FUNDS – Fees and Expenses

Comment #5

In the fee table, please confirm the 11 basis point drop in “Other Expenses” for the pro forma calculation involving the reorganization of both the Target Sector Fund and Target Dynamic Fund into Acquiring Fund is correct.

Response #5

The Registrant confirms “Other Expenses” for the pro forma calculation involving the reorganization of both the Target Sector Fund and Target Dynamic Fund into Acquiring Fund is correct.

Comment #6

Please confirm the numbers in the fee table for the N-14 and in the 485A for the Acquiring Fund will match.

Response #6

The Registrant notes that the fee table numbers for the Acquiring Fund are dependent upon whether one or both reorganizations are approved. The Registrant confirms that the 485B filing for the Acquiring Fund will reflect the appropriate fee table scenario as disclosed in the Registrant’s Registration Statement on Form N-14.

November 24, 2025

PROPOSAL 1 - SUMMARY COMPARISON OF THE FUNDS – Expense Example

Comment #7

Please ensure the expense example is revised to include three distinct examples matching the three different scenarios in the fee table. Please clearly label each example using the exact corresponding fee table titles.

Response #7

The Registrant has revised the disclosure in response to the comment.

PROPOSAL 2

Comment #8

Please revise the title under “Proposal 2” changing “Dynamic” to “Sector”.

Response #8

The Registrant has revised the disclosure in response to the comment.

PROPOSAL 2 - SUMMARY COMPARISON OF THE FUNDS – Principal Investment Risks

Comment #9

Under the “Principal Investment Risk” section, please clarify how the Registrant determined that the risks of the Funds are the same except for how Cybersecurity Risk is treated?

Response #9

Please see response to Legal Examiner Comment #9 above.

Comment #9

In the fifth paragraph of the “Effect of the Reorganization” section on page two and twenty-eight, respectively, of the Prospectus, please revise disclosure to clarify the impact of Acquired Fund Fees and Expenses (AFFE) on overall fees and expenses.

Statement of Additional Information

Comment #10

Please update the list of documents incorporated by reference.

Response #10

The Registrant has updated the list of documents incorporated by reference to include the Annual Report for the Targets Funds for the fiscal year ended July 31, 2025.

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November 24, 2025

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum
David J. Baum